EXHIBIT 107

Calculation of Filing Fee Table

424(b)(5)

(Form Type)

THE BANK OF NEW YORK MELLON CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

Table 1: Newly Registered Securities

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee

Fees to Be Paid	Debt	4.414% Fixed Rate/Floating Rate Callable Senior Medium-Term Notes, Series J Due 2026	457(r)	$1,250,000,000	100%	$1,250,000,000	0.0000927	$115,875

Fees Previously Paid	N/A	N/A	N/A	N/A	N/A	N/A		N/A

	Total Offering Amounts					$1,250,000,000		$115,875

	Total Fees Previously Paid

	Total Fee Offsets

	Net Fee Due							$115,875
(1)	The pricing supplement to which this Exhibit is attached is a final prospectus for the related offering. The maximum aggregate offering price of that offering is $1,250,000,000.